UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22nd September 2020, London, UK and Paris, France

Sanofi and GSK sign agreements with the Government of Canada to supply up to 72 million doses of adjuvanted COVID-19 vaccine

●      Agreements relate to vaccine candidate using Sanofi's recombinant protein-based technology and GSK's pandemic adjuvant
●      Both companies are committed to making their COVID-19 vaccine affordable and available globally

Sanofi and GSK have today signed agreements with the Government of Canada for the supply of up to 72 million doses of an adjuvanted COVID-19 vaccine, beginning in 2021.

Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur, said:
"Today's announcement showcases our unwavering commitment to develop a COVID-19 vaccine that is available to everyone when it comes to market.  To address a global health crisis of this magnitude, it takes partnerships and we are grateful to Canada for their collaboration, and to GSK for partnering with us to develop a safe and effective vaccine."

Roger Connor, President of GSK Vaccines said:
"GSK is proud to be working in partnership with Sanofi to make this vaccine available as soon as possible in Canada. Both companies have significant R&D and manufacturing capability world-wide and are already working hard to scale up production. This announcement from the Government of Canada supports our ongoing efforts."

Both companies have vaccine manufacturing sites in Canada that are contributing to overall global COVID-19 vaccine development, and these plus their global industrial networks will play a pivotal role in the production of the COVID-19 vaccine doses for Canada - as agreed today.

The Companies initiated a Phase 1/ 2 study on 3rd September and anticipate first results in early December 2020, to support the initiation of a Phase 3 study before the end of the year.  If these data are sufficient for licensure application, it is planned to request regulatory approval in the first half of 2021. In parallel, Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant with the target of producing up to one billion doses in total per year globally.

Sanofi and GSK are committed to making the COVID-19 vaccine available globally
On 18th September Sanofi and GSK signed a final agreement with the European Commission to supply European countries with up to 300 million doses from their European industrial networks.

In July 2020, Sanofi and GSK announced a collaborative effort with the U.S. government to supply up to 100 million doses of their adjuvanted COVID-19 recombinant vaccine. The U.S. government has a further option to discuss the purchase of up to an additional 500 million doses longer term. Both Companies also agreed with the UK government to supply up to 60 million doses of recombinant protein-based COVID-19 vaccine.

The partners plan to supply a significant portion of total worldwide available supply to COVAX, the vaccines pillar of the ACT-Accelerator (Access to COVID‐19 Tools), a global collaboration of leaders of governments, global health organizations, businesses and philanthropies to accelerate development, production, and equitable access to COVID-19 tests, treatments, and vaccines.

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our pandemic adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's Principal risks and uncertainties" section of the Q2 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
 No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: September 22, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc